SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

HIGHLAND DISTRESSED OPPORTUNITIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

             430067108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□	Rule 13d-1(b)
■	Rule 13d-1(c)
□	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 430067108

1.	NAME OF REPORTING PERSON	Pentagram Partners, L.P.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a	□
b	□

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,012,200
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 1,012,200
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012,200
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
5.7%
12.	TYPE OF REPORTING PERSON*
PN

CUSIP No.	430067108

1.	NAME OF REPORTING PERSON	RJ II, Inc.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a	□
b	□

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,012,200
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 1,012,200
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012,200
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

5.7%
12.	TYPE OF REPORTING PERSON*

CO

CUSIP No. 430067108

1.	NAME OF REPORTING PERSON	Richard Jacinto, II

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a	□
b	□

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,012,200
6. SHARED VOTING POWER
7. SOLE DISPOSITIVE POWER 1,012,200
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,012,200
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* □
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

5.7%
12.	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13G

Item 1.	Name and Address of Issuer

(a)	Highland Distressed Opportunities, Inc.

(b)	NexBank Tower

13455 Noel Road, Suite 800

Dallas, Texas 75240

Item 2.	Name, Address and Citizenship of Person Filing; Class of Securities and CUSIP Number

(a)

This statement is being filed on behalf of Pentagram Partners, L.P., a New York limited partnership (“Pentagram”), RJ II, Inc., a New York corporation (“RJ”) and Richard Jacinto, II. RJ is the General Partner of Pentagram, which controls the voting and dispositive powers of Pentagram. Mr. Jacinto is the President of RJ and consequently may be deemed to be the beneficial owner of Pentagram’s holdings by virtue of his management control of RJ to direct and/or control the voting and dispositive powers of Pentagram, as the General Partner.

(b)	The business address for Pentagram, RJ and Mr. Jacinto is: 630 Fifth Avenue, 20th Floor, New York, NY 10111

(c)	Pentagram is a limited partnership formed under the laws of the state of New York. RJ is corporation formed under the laws of the State of New York. Mr. Jacinto is a United States citizen.

(d)	Common Stock, par value $0.001

(e)	430067108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank is defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or Control Person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church Plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership

(a)       As a result of open market purchases up to December 31, 2008, including purchases through January 6, 2009, the Reporting Persons are deemed to beneficially own 1,012,200 shares of the Issuer’s common stock.

(b)       1,012,200 shares of common stock represents 5.7% ownership of the Issuer’s outstanding common stock shares. The percentage calculation is based upon 17,716,771 outstanding shares of the Issuer’s common stock as of November 6, 2008, as disclosed in the Issuer’s most recent quarterly report on Form 10-Q, filed with the Securities and Exchange Commission November 6, 2008.

(c)	Number of shares as to which the Reporting Persons have:

(i)	sole power to vote or to direct the vote:	1,012,200
(ii)	shared power to vote or to direct the vote:	0
(iii)	sole power to dispose or to direct the disposition of:	1,012,200
(iv)	shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2009	Pentagram Partners, LP

/s/ Richard Jacinto, II By: RJ II, Inc., General Partner
By: Richard Jacinto, II, President

RJ II, Inc.

/s/ Richard Jacinto, II Richard Jacinto, II, President

/s/ Richard Jacinto, II Richard Jacinto, II, individual

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate.

Date: January 9, 2009	Pentagram Partners, LP

/s/ Richard Jacinto, II By: RJ II, Inc., General Partner
By: Richard Jacinto, II, President

RJ II, Inc.

/s/ Richard Jacinto, II Richard Jacinto, II, President

/s/ Richard Jacinto, II Richard Jacinto, II, individual